UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A
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Date of Report: May 28, 2021

Belpointe REIT, Inc
(Exact name of issuer as specified in its charter)

Maryland		83-1314648
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

125 Greenwich Avenue, 3rd Floor Greenwich, Connecticut 06830
(Full mailing address of principal executive offices)

(203) 622-6000
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, $0.01 par value

Item 9. Other Events

References to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc. and its subsidiaries, taken together, unless context otherwise requires.

Forward-Looking Statements

This current report on Form 1-U contains forward-looking statements about our business, operations and financial performance, including, in particular, statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements are based on current expectations which involve numerous risks, uncertainties and assumptions. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the Risk Factors heading in our offering circular dated March 26, 2021, a copy of which may be accessed here. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Short-Term Secured Loan Transaction

On May 28, 2021, we lent Belpointe PREP, LLC, a Delaware limited liability company (“Belpointe PREP”), and affiliate of our Sponsor $15,000,000 pursuant to the terms of a secured promissory note (the “Third Secured Note”). The Third Secured Note bears interest at a rate of 0.14% per annum, is due and payable on December 31, 2021 (the “Maturity Date”) and is secured by all of the assets of Belpointe PREP. Belpointe PREP intends to use the proceeds from the loan to make certain qualified opportunity zone investments. In the event that Belpointe PREP does not repay the amounts due under the Third Secured Note by the Maturity Date, we may have to enforce the Third Secured Note through an out of court settlement or in a foreclosure proceeding, either of which could be time-consuming and expensive to resolve and could divert management attention from executing our investment strategy.

Amendment of Existing Secured Notes

As previously disclosed, on October 28, 2020, we lent Belpointe PREP $35,000,000 pursuant to the terms of a secured promissory note (the “First Secured Note”) and, on February 16, 2021, we lent Belpointe PREP $24,000,000 pursuant to the terms of a second secured promissory note (the “Second Secured Note” and together with the First Secured Note, the “Existing Secured Notes”). On May 28, 2021, we entered into an agreement with Belpointe PREP to amend the maturity date of Existing Secured Notes from June 30, 2021 to December 31, 2021.

Extension of Exchange Offer

As previously disclosed, on April 21, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Belpointe PREP and BREIT Merger, LLC, a Delaware limited liability company (“BREIT Merger”) and wholly owned subsidiary of Belpointe PREP. The purpose of the transaction is for Belpointe PREP to acquire control of, and ultimately, the entire equity interest in, the Company while at the same time preserving the status of our investments as qualified opportunity zone investments and enabling our stockholders to make a new deferral election with respect to their receipt of Belpointe PREP’s Class A Units (as hereinafter defined).

Pursuant to the terms of the Merger Agreement, Belpointe PREP, through BREIT Merger, is offering to exchange (the “Offer”) for each outstanding share of our common stock, par value $0.01 per share (the “Common stock”), validly tendered in the Offer 1.05 Class A units representing limited liability company interests of Belpointe PREP (the “Class A Units”), with any fractional Class A Units rounded up to the nearest whole unit. The Offer commenced on April 28, 2021.

Belpointe PREP has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) registering the Class A Units to be offered and sold pursuant to the Offer and merger. Belpointe PREP has also applied to have its Class A Units listed on the NYSE American (“NYSE”) under the symbol “OZ.”

Belpointe PREP’s obligation to accept shares of Common Stock validly tendered in the Offer is conditioned upon, among other things, (i) a sufficient number of shares being tendered such that the Common Stock tendered would, upon consummation of the Offer, represent at least a majority of the aggregate voting power of the shares of Common Stock outstanding, (ii) the SEC declaring the Registration Statement effective, (iii) the listing of the Class A Units on the NYSE, and (iv) our termination of our current offering under Regulation A.

On May 27, 2021, the Company and Belpointe PREP announced an agreement to extend the Offer through 11:59 P.M., New York City time, on June 18, 2021, unless otherwise further extended or terminated pursuant to the terms of the Merger Agreement.

Securities Transfer Corporation, the exchange agent for the Offer, has advised us that, as of 7:00 P.M., New York City time, on May 28, 2021, 548,172 shares of Common Stock, representing approximately 51.38% of our issued and outstanding shares of Common Stock, have been tendered pursuant to the Offer. Stockholders who have already tendered their shares of Common Stock do not have to re-tender their shares or take any other actions as a result of the extension of the expiration of the Offer.

Exhibit No.	Description
6.1*	Belpointe PREP, LLC Secured Promissory Note dated May 28, 2021.
6.2*	Amendment No. 1 to Secured Promissory Notes.
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on June 2, 2021.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer